

October 28, 2021

Eddie Ni
Chief Executive Officer
Goldenstone Acquisition Limited
4360 E. New York St.
Aurora, IL 60504

> **Re: Goldenstone Acquisition Limited**
> **Amendment No. 4 to**
> **Registration Statement on Form S-1**
> **Filed October 13, 2021**
> **File No. 333-257209**

Dear Mr. Ni:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2021 letter.

Amendment No. 3 to Registration Statement on Form S-1

Prospectus Summary, page 7

1. We note your response to comment 1. Please expand your disclosure on the prospectus cover page to provide a description of how cash will transferred through your organization if you acquire a target business in China.

Risk Factors
U.S. laws and regulations, including the Holding Foreign Companies Accountable Act..., page 51

2. Please revise your disclosure to address the fact that there is pending legislation that

would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

You may contact John Spitz at 202-551-3484 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Erin Purnell, Legal Branch Chief, at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance